Exhibit 12

Bedford Property Investors, Inc.

Computation of Ratio of Earnings to Fixed Charges and Limited Partner Distributions

(in thousands, except ratios)

	Year Ended December 31,

	2003	2002	2001	2000	1999

Net income	$27,665	$36,003	$34,950	$68,307	$38,659

Fixed charges – interest and amortization of loan fees:
Continuing operations	21,956	20,555	21,470	23,554	18,043
Discontinued operations	-	406	1,068	1,211	896

Fixed charges – interest capitalized	131	633	1,303	1,964	2,148

Total fixed charges	22,087	21,594	23,841	26,729	21,087

Preferred dividends and limited partner distributions	685	-	142	136	128

Total fixed charges, including preferred dividends and limited partner distributions	22,772	21,594	23,983	26,865	21,215

Net income including fixed charges, preferred dividends and limited partner distributions	$50,437	$57,597	$58,933	$95,172	$59,874

Ratio of earnings to fixed charges, including preferred dividends and limited partner distributions	2.21	2.67	2.46	3.54	2.82

Ratio of earnings to fixed charges, excluding preferred dividends and limited partner distributions	2.28	2.67	2.47	3.56	2.84